Exhibit 99.1

FCA publishes agenda for the 2020 AGM

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that it has published the agenda and the explanatory notes for the 2020 Annual General Meeting of Shareholders (“AGM”), which will take place on April 16, 2020 in Amsterdam.

FCA’s AGM notice and explanatory notes and other AGM materials are available under the Investors section of FCA’s website at http://www.fcagroup.com, where they can be viewed and downloaded.[1] Shareholders may request a hard copy of these materials, which include FCA’s audited financial statements, free of charge, through the contact below.

London, 4 March 2020

[1]   The 2019 Annual Report and the annual report on Form 20-F are available on the Company’s website (www.fcagroup.com) at https://www.fcagroup.com/en-us/investors/financial_regulatory/financial_reports/pages/2019.aspx or at https://www.fcagroup.com/it-IT/investors/financial_regulatory/financial_reports/Pages/2019.aspx. The AGM notice, explanatory notes and other AGM materials are available on the corporate website at https://www.fcagroup.com/en-us/investors/stock_info_and_shareholder_corner/shareholder_meetings/pages/default.aspx or at https://www.fcagroup.com/it-it/investors/stock_info_and_shareholder_corner/shareholder_meetings/Pages/default.aspx

For  further information:

tel.:  +39 (011) 00 63088

Email:mediarelations@fcagroup.com

www.fcagroup.com